Exhibit 99.B(d)(5)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Acadian Asset Management LLC

As of April 2, 2009, as amended January 6, 2012 and September 15, 2015

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

International Equity Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional International Trust International Equity Fund and the average daily value of the Assets of any other international/global equity SEI mutual fund or account (each an “International/Global Equity Fund”), collectively the “International/Global Equity Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each International/Global Equity Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the International/Global Equity Funds managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this amendment the International/Global Equity Funds are as follows:

•      SEI Institutional Investments Trust Screened World Equity Ex-US Fund;

•      SEI Institutional Investments Trust World Equity Ex- U.S. Fund

•      SEI Institutional International Trust International Equity Fund; and

•      SEI Canada EAFE Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation	Acadian Asset Management LLC

By:	By:

/s/ William T. Lawrence	/s/ Mark J. Minichiello

Name:	Name:

William T. Lawrence	Mark J. Minichiello

Title:	Title:

Vice President	EVP COO